Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed financial information as of and for the three months ended March 31, 2018 included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2017 on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “AC Immune” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to AC Immune SA.

We prepare and report our financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of May 2, 2018.

Results of Operations

Comparison of the three months ended March 31, 2018 and 2017

Revenues

AC Immune generated revenues of CHF 1.5 million in the three months ended March 31, 2018, a decrease of CHF 0.5 million over the comparable period in 2017. The following table summarizes our revenues during the three months ended March 31, 2018 and 2017:

	For the Three Months Ended March 31,
	2018	2017	Change
	(in CHF thousands, unaudited)
Contract revenue	1,458	2,006	(548)
Total revenues	1,458	2,006	(548)

For the three months ended March 31, 2018, the decrease in collaboration revenues compared to the three months ended March 31, 2017 was principally due to recognition of a CHF 1.1 million milestone payment invoiced to Piramal Imaging for the initiation of “Part B” of the first-in-man phase 1 clinical trial for PSP (Progressive Supranuclear Palsy) and a CHF 382 thousand from the technology access fee paid by Biogen that was not repeated in the current fiscal quarter. In the three months ended March 31, 2018, the Company recognized CHF 0.9 million in research contribution revenues related to the alpha synuclein and TDP-43 PET Imaging tracers from the Biogen collaboration and CHF 0.2 million in its agreement with Essex.

Research and Development Expenses

Research and development activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration arrangements share costs for the development of our product candidates differently. We have largely completed our research and development spending for both of our Genentech collaborations. Janssen will be responsible for the full development cost from the completion of the first Phase 2. In addition to these arrangements, we expect that our total future research and development costs will continue to increase over current levels in line with our three-pillar strategy that focuses on Alzheimer`s disease, neuro-orphan indications and diagnostics.

For the three months ended March 31, 2018, research and development expenses totaled CHF 10.1 million compared with CHF 7.5 million for the three months ended March 31, 2017. This represents an increase of CHF 2.6 million. The following table presents the research and development expenses during the three months ended March 31, 2018 and 2017:

	For the Three Months Ended March 31,
	2018	2017	Change
	(in CHF thousands, unaudited)
Operating expenses(1)	7,534	5,170	2,364
Salaries and related costs(2)	2,535	2,284	251
Total research and development expenses	10,069	7,454	2,615

(1) Includes depreciation expense

(2) Includes share-based compensation expense

The increase in research and development programs is primarily driven by increased investments in our two ACI 24 programs in Alzheimer’s disease and Down syndrome, our Anti-Tau vaccines for the treatment of AD, our Anti-Tau Morphomers small molecule and our alpha-synuclein Antibody program. The following tables present the research and development expenses by major development program during the three months ended March 31, 2018 and 2017:

	For the Three Months Ended March 31,
	2018	2017	Change
	(in CHF thousands, unaudited)
Alzheimer’s disease	3,032	2,241	791
Non-Alzheimer’s diseases	775	772	3
Diagnostics	371	447	(76)
New discovery programs	2,960	1,538	1,422
Total programs	7,138	4,998	2,140
R&D expenses not allocated to specific programs	2,931	2,456	475
Total	10,069	7,454	2,615

The CHF 0.8 million increase in investments in Alzheimer’s disease programs for the three months ended March 31, 2018 predominantly relates to a CHF 0.6 million increase in set-up fees such as site selection, administration and related manufacturing costs associated with the Phase 2 study for ACI-24-AD. The increase in our new discovery programs of CHF 1.4 million was driven by CHF 0.8 million related to the continued proof of concept studies of our lead compounds in the Anti-Tau Morphomers and CHF 0.6 million increase in our other programs.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, professional fees including legal and accounting related services and other operating expenses.

General and administrative expenses amounted to CHF 2.7 million for the three months ended March 31, 2018 compared with CHF 2.4 million for the three months ended March 31, 2017. This represents an increase of CHF 0.3 million. The increase is predominantly associated with increases in our payroll expense due to an increase from 10 to 15 FTEs. The following tables present the general and administrative expenses for the three months ended March 31, 2018 and 2017:

	For the Three Months Ended March 31,
	2018	2017	Change
	(in CHF thousands, unaudited)
Operating expenses(1)	962	1,123	(161)
Salaries and related costs(2)	1,749	1,263	486
Total general and administrative expenses	2,711	2,386	325

(1) Includes depreciation expense

(2) Includes share-based compensation expense

Finance results, net

The following table presents the net financial income and expenses during the three months ended March 31, 2018 and 2017:

	For the Three Months Ended March 31,
	2018	2017	Change
	(in CHF thousands, unaudited)
Interest expense	(11)	(1)	(10)
Foreign currency remeasurement gain/(loss), net	(202)	(1,630)	1,428
Other finance income/(expense)	(79)	10	(89)
Finance result, net	(292)	(1,621)	1,329

In the three months ended March 31, 2018 and 2017, the Company reported CHF 0.3 million and CHF 1.6 million in net financial losses, respectively.

The key driver for the reduced financial loss during the three months ended March 31, 2018 is the change in net foreign currency remeasurement gains and losses. The Company reduced its foreign currency loss by CHF 1.4 million in the first quarter of 2018 by reducing its foreign currency cash balances. The Company held more than 72% of its cash in local currency from 22% in the prior period.

Liquidity and Capital Resources

Our operations have been financed primarily by proceeds from our initial public offering in September 2016, net proceeds from the issuance of preferred shares, and from collaboration and license agreements we have with a number of partners. At March 31, 2018, we had cash and cash equivalents of CHF 109.7 million.

Our primary uses of capital are, and we expect will continue to be, research and development expenses, compensation and related expenses, and other operating expenses including rent. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with a number of our product candidates in various stages of clinical development including co-funding ACI-35 to the end of the ongoing Phase 1b clinical study, material increases in spending on ACI-24 in AD to fund a Phase 2 study, ACI-24 in Down syndrome, our PET tracer candidates focused on alpha-synuclein and TDP-43 which we are developing together with Biogen and a number of research initiatives focused on neurodegenerative orphan diseases other than AD.

We plan to continue to fund our operating and capital funding needs through proceeds received from collaboration and licensing agreements and through equity or other forms of financing. We may also consider entering into additional collaboration agreements and selectively partnering for clinical development and commercialization.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the Three Months Ended March 31,
	2018	2017	Change
	(in CHF thousands, unaudited)
Net cash provided by (used in):
Operating activities	(13,347)	(11,884)	(1,463)
Investing activities	(1,160)	(641)	(519)
Financing activities	1	29	(28)
Net change in cash and cash equivalents	(14,506)	(12,496)	(2,010)

Operating activities

Net cash used in operating activities was CHF 13.3 million for the three months ended March 31, 2018 compared with net cash used in operating activities of CHF 11.9 million for the three months ended March 31, 2017. The change in cash used in operating activities for the three months ended March 31, 2018 was due to the Company’s reporting net loss of CHF 11.6 million for the three months ended March 31, 2018 compared with net loss of CHF 9.5 million for the same period in 2017 driven by (i) reduced revenues compared to 2017 (ii) the increase in research and development costs in the quarter ended March 31, 2018, and (iii) the net increase in other current receivables and accrued income due to the timing of our services performed and billing in line with our contracts.

Investing activities

Net cash used in investing activities rose to CHF 1.2 million for the three months ended March 31, 2018 compared with net cash used in investing activities of CHF 0.6 million for the three months ended March 31, 2017 due to increased capital expenditures to strengthen our manufacturing and research infrastructure.

Financing activities

Net cash provided by financing activities was CHF 1 thousand for the three months ended March 31, 2018 compared with net cash provided by financing activities of CHF 29 thousand for the three months ended March 31, 2017. The decrease is driven by reduced cash inflows from option exercises.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of March 31, 2018, we had cash balances totaling CHF 109.7 million. The decrease relative to December 31, 2017 is due to an increase in research and development spending on our major discovery and development programs and the strengthening of the Company’s infrastructure, systems and organization. There can be no certainty as to the exact timing, or in fact, whether any future milestone payments will ever be made given that these milestone payments are contingent on clear milestones being reached. Accordingly, assuming we do not receive potential milestone payments and based upon our currently contemplated research and development strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements through the second quarter of 2019.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

•	The scope, rate of progress, results and cost of our pre-clinical and clinical studies and other related activities, according to our long-term strategic plan;

•	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;

•	The cost, timing and outcomes of regulatory approvals;

•	The costs and timing of establishing sales, marketing and distribution capabilities;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

•	The emergence of competing technologies or other adverse market developments; and

•	The potential cost and timing of managing and protecting our portfolio of intellectual property.

Quantitative and Qualitative Disclosures about Market Risk

During the three months ended March 31, 2018, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F.

JOBS Act Exemption

On April 5, 2012, the Jumpstart our Business Startups Act of 2012, or the JOBS Act, was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2021) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would also cease to be an emerging growth company if (1) we have more than USD 1.07 billion in annual revenue, (2) we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our common shares that are held by non-affiliates exceeds USD700 million as of the most recently completed second fiscal quarter, or (3) we have issued more than USD 1.0 billion in non-convertible debt during the prior three-year period.

Non-IFRS Financial Measures

In addition to our operating results, as calculated in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, we use Adjusted Loss and Adjusted Loss per share when monitoring and evaluating our operational performance. Adjusted Loss is defined as loss for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted Loss per share is defined as Adjusted Loss for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance comparability of our results each period and provide more useful insight into operational results for the period. The Company’s executive management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or as substitutes for our IFRS financial measures and should be read in conjunction with AC Immune’s financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net loss. The following table reconciles net loss to Adjusted Loss and Adjusted Loss per share for the periods presented:

Reconciliation of Loss to Adjusted Loss and

Loss Per Share to Adjusted Loss Per Share

	For the Three Months Ended March 31,
	2018	2017
in CHF thousands except for share and per share data
Loss	(11,614)	(9,455)
Adjustments:
Non-cash share-based payments (a)	602	100
Foreign currency losses (b)	202	1,630
Adjusted Loss	(10,810)	(7,725)

Loss per share – basic and diluted	(0.20)	(0.17)
Adjustment to loss per share – basic and diluted	0.01	0.03
Adjusted loss per share – basic and diluted	(0.19)	(0.14)
Weighted-average number of shares used to compute Adjusted loss per share – basic and diluted	57,368,015	56,855,987

(a)	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

(b)	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

Adjustments for the three months ended March 31, 2018 and March 31, 2017 were CHF 0.8 million and CHF 1.7 million in net losses, respectively. These were largely due to foreign currency remeasurement gains and losses of CHF 202 thousand and CHF 1.6 million, respectively, predominantly related to the reduced foreign currency cash balance of the Company and reduced exposure to foreign currency fluctuations. The Company also recorded CHF 0.6 million and CHF 0.1 million for the three months, respectively, for share-based compensation expenses.

Cautionary Statement Regarding Forward Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our annual report on Form 20-F. These forward-looking statements speak only as of the date of this discussion and analysis and are subject to a number of risks, uncertainties and assumptions described under the sections in the our annual report on Form 20-F entitled “Risk Factors” and this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.